EXHIBIT 21

KEYCORP

SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2014

Subsidiaries (a)	Jurisdiction of Incorporation or Organization	Parent Company
KeyBank National Association	United States	KeyCorp

(a)	Subsidiaries of KeyCorp other than KeyBank National Association are not listed above since, in the aggregate, they would not constitute a significant subsidiary. KeyBank National Association is 100% owned by KeyCorp.